UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SBC Medical Group Holdings Incorporated
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

73245B107
(CUSIP Number)

Yoshiyuki Aikawa 200 Spectrum Center Drive, Suite 300 Irvine, California 92618 Phone: 949-593-0250
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73245B107

1	NAMES OF REPORTING PERSON Yoshiyuki Aikawa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,462,433
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 94,462,433
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,462,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.7%(a)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a)	Based on 100,743,253 shares of the Issuer’s common stock issued and outstanding following the consummation of that certain business combination (“Business Combination”) as disclosed in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 20, 2024.

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share, of SBC Medical Group Holdings Incorporated, a Delaware corporation (the “Issuer”), which has its principal executive offices at 200 Spectrum Center Drive, Suite 300, Irvine, California 92618. The shares of common stock are listed on The Nasdaq Global Market under the ticker symbol “SBC.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) The reporting person’s name is Yoshiyuki Aikawa (the “Reporting Person”).

(b) The reporting person’s address is c/o SBC Medical Group Holdings Incorporated, 200 Spectrum Center Drive, Suite 300, Irvine, California 92618.

(c) The reporting person is a director, the Chairman and the Chief Executive Officer of the Issuer.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of Japan.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired:

(i) 94,192,433 shares of the Issuer’s common stock (the “Merger Consideration Shares”) as a result of the consummation of that certain business combination (“Business Combination”) as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on September 20, 2024. The Reporting Person was the sole shareholder of the target company and exchanged all of his shares of common stock in the target company for the Merger Consideration Shares; and

(ii) 270,000 shares of the Issuer’s common stock (“Conversion Shares”) upon the conversion of a convertible promissory note of $2.7 million upon the Business Combination.

Item 4. Purpose of Transaction

The Reporting Person holds 94,462,433 shares of the Issuer’s common stock, consisting of Merger Consideration Shares and Conversion Shares, representing 93.7% of the issued and outstanding shares of the Issuer’s common stock immediately following the consummation of the Business Combination. The Reporting Person is also a director, Chairman and Chief Executive Officer of the Issuer. As the holder of a majority of interest in the Issuer and a director and officer of the Issuer, the Reporting Person is able to control the Issuer’s business and may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-up Agreement (as defined below), the provisions of the Bylaws and the Issuer’s insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the shares of common stock or otherwise, he may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of common stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based on 100,743,253 shares of common stock issued and outstanding of the Issuer following the consummation of the Business Combination.

As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of 94,462,433 shares of common stock, consisting of Merger Consideration Shares and Conversion Shares, representing approximately 93.7% of the issued and outstanding shares of common stock of the Issuer immediately following the Business Combination.

(c) Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of common stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

In connection with the entry into the Merger Agreement (as defined in the Issuer’s Current Report on Form 8-K filed with the SEC on August 20, 2024), the Reporting Person entered into a lock-up agreement (“Lock-up Agreement”) pursuant to which the Reporting Person will be contractually restricted, during the Lock-up Period (as defined below), from selling or transferring any of (i) his shares of the Issuer’s common stock held immediately following the consummation of the Business Combination (the “Closing”) and (ii) any of his shares of the Issuer’s common stock that result from converting securities held immediately following the Closing. The “Lock-up Period” means the period commencing at Closing and end the earliest of: (a) six months from the Closing, (b) the date the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property and (c) the date on which the closing sale price of the Issuer’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred and fifty (150) days after the Closing; provided that ⅓ of such restricted shares shall be released from such restrictions if the closing stock price of the Issuer’s common stock reaches each of $13.00, $15.00, and $17.00.

Registration Rights Agreement

At the Closing of the Business Combination, the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer is obligated to file a registration statement to register the resale of the common stock of the Issuer held by the Reporting Person. The Registration Rights Agreement provides for the right to three demand registrations, piggy-back registrations and shelf registrations with respect to the Merger Consideration Shares.

The foregoing descriptions of the agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which the form is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
10.1	Form of Lock-Up Agreement by certain SBC Medical Group Holdings Incorporated equity holders (incorporated by reference to Exhibit C to Annex A to the Definitive Proxy Statement filed by the Issuer with the SEC on August 12, 2024)
10.2	Form of Registration Rights Agreement by certain SBC Medical Group Holdings Incorporated equity holders (incorporated by reference to Exhibit E to Annex A to the Definitive Proxy Statement filed by the Issuer with the SEC on August 12, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024

Yoshiyuki Aikawa

09/23/2024
Date

/s/ Yoshiyuki Aikawa
Signature